Exhibit 99.5

News release…

Date: 4 January 2005
Ref: PR397g

Sale of interest in gold mine

Rio Tinto and Kinross Gold Corporation completed the previously announced sale of Rio Tinto’s 51 per cent interest in Rio Paracatu Mineração (RPM), the owner of the Morro do Ouro mine in Brazil, on 31 December 2004. The consideration of US$260 million, which was paid in cash on completion, is subject to an adjustment on the basis of the working capital of the target companies as at 31 December 2004.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885